                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1996


                          Commission File No.  0-14139


  A:  Full title of the Plan:

        VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     VWR SCIENTIFIC PRODUCTS CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION
                             --------------------

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

Financial Statements, Supplemental Schedules, and Exhibit

December 31, 1996



Financial Statements and Supplemental Schedules                            PAGE


Report of Independent Auditors............................................   4
Statements of Net Assets Available for Benefits...........................   5
Statements of Changes in Net Assets Available for Benefits  ..............   6
Notes to Financial Statements.............................................   7
Supplemental Schedules
  Line 27a--Schedule of Assets Held For Investment Purposes...............  14
  Line 27d--Schedule of Reportable Transactions...........................  16

Exhibit

Consent of Independent Auditors...........................................  17

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             VWR SCIENTIFIC PRODUCTS CORPORATION


                             ---------------------------------
                             (Registrant)

Date: June 30, 1997          BY (SIGNATURE)
                             David M. Bronson
                             Senior Vice President and Chief
                             Financial Officer
                             (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Scientific Products Pension Plan Committee
VWR Scientific Products Corporation Inve$tor Tax Savings Plan


We have audited the accompanying statements of net assets available for benefits of the VWR Scientific Products Corporation Inve$tor Tax Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Philadelphia, Pennsylvania
June 20, 1997


                                                 BY (SIGNATURE)
                                                 ERNST & YOUNG LLP

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                               December 31,
                                             1996          1995
                                             ----          ----
ASSETS

  Investments, at fair value              $31,152,048  $24,091,878

                                          -----------  -----------
TOTAL ASSETS                               31,152,048   24,091,878

LIABILITIES - Miscellaneous                    70,005       54,873
                                          -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS         $31,082,043  $24,037,005
                                          ===========  ===========



See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                Year Ended December 31,
                                                  1996            1995
                                                  ----            ----
Additions to net assets attributed to:
Investment income:
  Interest                                    $  197,194       $  149,170
  Dividends                                                        45,504
                                              ----------       ----------
                                                 197,194          194,674
Contributions:
  Participants                                 3,201,686        2,249,954
  Employer                                       758,014          548,805
  Rollovers                                    1,478,064          689,793
                                              ----------       ----------
Total additions                                5,634,958        3,683,226

Deductions from net assets attributed to:
  Benefits paid to participants                2,477,047        1,486,061
  Administrative expenses                         10,109            8,288
                                              ----------       ----------
Total deductions                               2,487,156        1,494,349

Net appreciation in fair
  value of investments                         3,897,236        5,386,590
                                              ----------       ----------
   INCREASE IN NET ASSETS                      7,045,038        7,575,467

Net assets available for benefits at
  beginning of year                           24,037,005       16,461,538
                                             -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                             $31,082,043      $24,037,005
                                             ===========      ===========

See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. VWR Scientific Products Corporation (VWR) common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the VWR Scientific Products Corporation Inve$tor Tax Savings Plan (the Plan) year. The fair value of the participation units owned by the Plan in collective investment funds is based on quoted redemption values on the last business day of the Plan year. The participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR.

Reclassification: Certain prior year amounts have been reclassified to conform with the current years presentation.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution investment plan for all salaried personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans.

Participants may contribute up to 12% of their pretax annual compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each participant's contribution up to 3% of each participant's compensation. Participants may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each participant's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer contributions are invested solely in the VWR Scientific Products Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Scientific Products Corporation Stock Fund to an alternative Fund.

Participant contributions vest immediately while VWR's contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and
the    rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(p)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1% (ranging from 7% to 10% at December 31, 1996).

Refer to the Plan agreement for a more complete description of the Plans provisions.

On September 15, 1995, VWR acquired the Industrial Distribution business of Baxter Healthcare, a subsidiary of Baxter International. The effect on rollover contributions was $1,198,051 during 1996.

NOTE C -- DESCRIPTION OF FUNDS

Upon enrollment in the Plan, a participant may direct his/her contributions, in 1% increments, to any of the following investments:

  VWR Scientific Products Corporation Stock Fund: This fund invests in VWR Common Stock.

   Daily Money Market Fund: This fund invests in instruments with maturities of less than one year, including: U. S. Government and Agency obligations, fixed time deposits, bankers' acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations.

  Asset Allocation Fund: This fund invests in common stocks, U. S. Treasury bonds, and money market instruments.

  Bond Index Fund:   This fund invests in high-grade bonds issued by the
U.S. Government, domestic corporations, and other issuers.

  S&P 500 Stock Fund: This fund invests in substantially the same stocks in the same proportions that comprise the S&P 500 Index itself.

  U.S. Treasury Allocation Fund: This fund invests in three types of fixed-income securities: long-term U. S. Treasury bonds, intermediate-term U. S. Treasury notes, and 90-day U. S. Treasury bills.

  Loan Fund: This fund consists of the principal balance of loans outstanding to plan participants.

NOTE D -- INVESTMENTS

The Plan purchased 154,103 shares of VWR Common Stock for $2,343,283 during 1996 and 154,582 shares for $1,701,927 during 1995. The Plan purchased securities from Wells Fargo Bank, a party in interest, for $6,783,160 during 1996 and $9,209,777 during 1995.

During 1996 and 1995, the Plan's investments, including investments bought and sold as well as held during the year, appreciated in fair value as follows:


                                            Net
                                        Appreciation            Fair Value
                                        in Fair Value              at End
                                        During Year               of Year
                                        -------------            ----------
Year ended December 31, 1996:
VWR Scientific Products Corporation
   Stock Fund                             $1,984,120           $ 10,638,549
Daily Money Market Fund                                           2,318,009
Asset Allocation Fund                        713,036              6,840,754
Bond Index Fund                               23,273                982,500
S&P 500 Stock Fund                         1,077,032              6,500,955
U.S. Treasury Allocation Fund                 99,775              2,544,613
Sweep Account                                                        70,005
Loan Fund                                                         1,256,663
                                          ----------            -----------
                                          $3,897,236           $ 31,152,048
                                          ==========            ===========

Year ended December 31, 1995:
VWR Scientific Products Corporation
    Stock Fund                            $ 2,626,567           $ 7,796,843
Daily Money Market Fund                                           1,658,737
Asset Allocation Fund                       1,314,161             6,044,493
Bond Index Fund                               127,993             1,036,491
S&P 500 Stock Fund                          1,002,713             4,189,161
U.S. Treasury Allocation Fund                 315,156             2,441,854
Sweep Account                                                        44,784
Loan Fund                                                           879,515
                                          -----------           -----------
                                          $ 5,386,590           $24,091,878
                                          ===========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31,
                                              1996                   1995
                                              ----                   ----
VWR Scientific Products Corporation
    -- common stock                       $10,470,325           $ 7,627,482
Daily Money Market Fund                     2,556,238             1,826,589
Asset Allocation Fund                       6,840,754             6,044,493
S&P 500 Stock Fund                          6,500,955             4,189,161
U.S. Treasury Allocation Fund               2,544,613             2,441,854


At December 31, 1996, the Plan held 625,094 shares of VWR Scientific Products Corporation common stock at a market price of $16.75 per share.

NOTE E -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the Plan. Unvested employer contributions are forfeited upon termination and offset against employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE F -- INCOME TAX STATUS

The Internal Revenue Service has ruled on July 14, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

NOTE G--NET ASSETS AVAILABLE FOR BENEFITS BY FUND

December 31, 1996
                      VWR Scientific
                          Products      Daily        Asset      Bond                U.S. Treasury
                        Corporation     Money     Allocation   Index    S&P 500     Allocation    Sweep
                         Stock Fund  Market Fund     Fund       Fund    Stock Fund     Fund       Account  Loan Fund   Total
                        ----------   ------------ ----------  --------  ----------  ----------    -------  ---------   ----------
ASSETS
  Investments, at fair
     value               $10,638,549  $2,318,009 $6,840,754  $ 982,500   $6,500,955  $2,544,613    $70,005  $1,256,663  $31,152,048
                         -----------   --------- ----------   ---------  ----------  ----------  ----------  ---------  -----------
TOTAL ASSETS BY FUND      10,638,549   2,318,009  6,840,754    982,500    6,500,955   2,544,613     70,005   1,256,663   31,152,048

LIABILITIES-Miscellaneous                                                                           70,005                   70,005
                          ----------   --------- ----------   ---------  ----------- ----------  ----------   ---------  ----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $10,638,549  $2,318,009 $6,840,754  $ 982,500   $6,500,955  $2,544,613  $      --  $1,256,663  $31,082,043
                          ==========   =========  =========    =======   ==========  ==========   =========  =========  ===========



 December 31, 1995
                      VWR Scientific
                          Products      Daily        Asset      Bond                U.S. Treasury
                        Corporation     Money     Allocation   Index    S&P 500     Allocation    Sweep
                         Stock Fund  Market Fund     Fund       Fund    Stock Fund     Fund       Account  Loan Fund   Total
                       ------------  -----------  ----------  --------  ----------  ----------    -------  ---------  ----------
ASSETS
  Investments, at fair
     value              $7,796,843  $1,658,737 $6,044,493   $1,036,491  $4,189,161  $2,441,854    $ 44,784  $879,515  $24,091,878
                        ----------   ---------  ---------    ---------   ---------   ---------    --------   -------  -----------
TOTAL ASSETS BY FUND     7,796,843   1,658,737  6,044,493    1,036,491   4,189,161   2,441,854      44,784   879,515   24,091,878

LIABILITIES-Miscellaneous   10,089                                                                  44,784                 54,873
                         ---------   ---------  ---------    ---------   ---------   ---------    --------   -------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $7,786,754  $1,658,737 $6,044,493   $1,036,491  $4,189,161  $2,441,854    $     --  $879,515  $24,037,005
                         =========   =========  =========    =========   =========   =========    ========   =======  ===========






  NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

  Year ended December 31, 1996
                      VWR Scientific
                          Products    Daily Money    Asset     Bond                U.S. Treasury
                        Corporation    Market     Allocation   Index    S&P 500      Allocation    Sweep      Loan
                         Stock Fund     Fund         Fund      Fund      Fund          Fund       Account     Fund       Total
                        -----------    --------   ---------   -------   ---------    ---------   --------  --------  ----------
Additions to net
  assets attributed to:
Investment income:
  Interest                $            $  99,733  $           $          $           $           $ 2,924   $ 94,537 $  197,194
                             -------    --------   --------   -------     -------    --------   --------   --------  ----------
                                          99,733                                                   2,924     94,537    197,194

Contributions:
  Participants               549,672     288,104    811,125   150,538   1,104,628     297,619                         3,201,686
  Employer                   758,014                                                                                    758,014
  Rollovers                  185,172     511,171    206,894   112,679     330,985     131,163                         1,478,064
                           ---------    --------  ---------   -------   ---------    --------     ------    -------   ---------
Total additions            1,492,858     899,008  1,018,019   263,217   1,435,613     428,782      2,924     94,537   5,634,958

Deductions from net
  assets attributed to:
Benefits paid to
  participants               470,554     317,330    675,115    90,047     492,569     329,002     25,453     76,977   2,477,047
Administrative expenses          989         917      1,383       233       1,213         829      4,545                 10,109
                           ---------    --------  ---------   -------   ---------    --------    -------    -------  ----------
Total deductions             471,543     318,247    676,498    90,280     493,782     329,831     29,998     76,977   2,487,156

Net appreciation
  in fair value
  of investments           1,984,120                713,036    23,273   1,077,032      99,775                         3,897,236
Interfund transfers
  (net)                     (153,640)     78,511   (258,296) (250,201)    292,931     (95,967)    27,074    359,588
                          ----------    --------   --------   -------   ---------    --------    -------   --------  ----------
INCREASE(DECREASE) in
     NET ASSETS            2,851,795     659,272    796,261   (53,991)  2,311,794     102,759               377,148   7,045,038
Net assets available for
  benefits at beginning
  of year                  7,786,754   1,658,737  6,044,493  1,036,491  4,189,161   2,441,854               879,515  24,037,005
                           ---------  ----------  ---------  ---------  ---------   ---------    -------   --------  ----------
Net assets available for
  benefits at end
  of year                $10,638,549  $2,318,009 $6,840,754  $ 982,500 $6,500,955  $2,544,613    $    -- $1,256,663 $31,082,043
                          ==========   =========  =========  ========= ==========  ===========   =======  =========  ==========





 NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND - CONTINUED

Year Ended December 31, 1995
                     VWR Scientific              Daily                                         U.S.
                         Products     Money      Money        Asset      Bond               Treasury
                        Corporation   Market     Market     Allocation   Index     S&P 500 Allocation  Sweep     Loan
                         Stock Fund   Fund       Fund         Fund       Fund        Fund       Fund   Account    Fund       Total
                        -----------   --------  ---------    -------   ---------  --------- --------  -------- ---------    -------
Additions to net assets
  attributed to:
Investment income:
  Interest                $           $ 56,560   $ 32,136   $          $         $          $         $ 1,289   $59,185   $ 149,170
  Dividends                  45,504                                                                                          45,504
                          ---------   --------   ---------    -------   -------    --------  -------- -------   --------   --------
                             45,504     56,560     32,136                                               1,289    59,185     194,674

Contributions:
  Participants              343,351    158,749    133,350    644,838   106,467     565,259    297,940                     2,249,954
  Employer                  548,805                                                                                         548,805
  Rollovers                 172,195      2,047     99,716    155,046    83,811     157,620     19,358                       689,793
                          ---------   --------  ---------    -------  --------    --------    -------  -------  --------  ---------
  Total additions         1,109,855    217,356    265,202    799,884   190,278     722,879    317,298   1,289    59,185   3,683,226

Deductions from net
  assets attributed to:
Benefits paid to
  participants              339,826    116,976    148,059    488,791    14,579     165,865    173,327  11,178    27,460   1,486,061
Administrative expenses         408        202        168        702       113         529        430   5,736                 8,288
                          ---------   --------  ---------   --------  --------    --------    -------  ------   -------   ---------
Total deductions            340,234    117,178    148,227    489,493    14,692     166,394    173,757  16,914    27,460   1,494,349

Net appreciation
  in fair value
  of investments          2,626,567                        1,314,161   127,993   1,002,713    315,156                     5,386,590
Interfund transfers
  (net)                    (221,333)(1,746,548) 1,541,762    (23,709)  156,786     152,079    (80,225) 15,625   205,563          --
                          ---------- ---------  ---------   --------  ---------  ---------    -------- ------  --------  ----------
INCREASE (DECREASE) IN
     NET ASSETS           3,174,855 (1,646,370) 1,658,737  1,600,843    460,365  1,711,277    378,472           237,288   7,575,467
Net assets available for
  benefits at beginning
  of year                 4,611,899  1,646,370             4,443,650    576,126  2,477,884  2,063,382           642,227  16,461,538
                          --------- ---------- ----------  ---------   --------  ---------  --------- -------  --------  ----------
Net assets available for
  benefits at end
  of year                $7,786,754 $       -- $1,658,737 $6,044,493 $1,036,491 $4,189,161 $2,441,854 $    --  $879,515 $24,037,005
                         ==========  =========  =========  =========  =========  =========  ========= =======   =======  ==========




LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
December 31, 1996
                  VWR Scientific Products       Daily Money              Asset                    Bond            S&P 500
                   Corporation Stock Fund       Market Fund         Allocation Fund           Index Fund       Stock Fund
                   ----------------------       -----------         ---------------           ----------       -----------
Identity of Issuer,               Current                Current               Current               Current             Current
 Fund, or Borrower     Cost        Value       Cost       Value     Cost        Value        Cost    Value    Cost       Value
-------------------    ----       -------      ----       -------   ----        ----         ----    ------   -----      -------
*VWR Scientific
 Products Common Stock
 625,094 shares       $7,124,635  $10,470,325

*Barclays Global Investors
 Daily Money Market Fund
 2,556,238 units         168,224      168,224  2,318,009  2,318,009

*Barclays Global Investors
 Asset Allocation Fund
 318,027 units                                                      4,868,727   6,840,754

*Barclays Global Investors
 Bond Index Fund
 66,973 units                                                                              868,639   982,500

*Barclays Global Investors
 S&P 500 Stock Fund
 234,946 units                                                                                               4,608,561   6,500,955

*Barclays Global Investors
 U.S. Treasury
 Allocation Fund
 154,500 units

Participant notes
 receivable
 bearing interest
 ranging from 7%
 to 10%


                   ---------- ----------- ----------  ---------- ----------  ----------  --------  --------  ---------  ----------
                   $7,292,859 $10,638,549 $2,318,009  $2,318,009 $4,868,727  $6,840,754  $868,639  $982,500 $4,608,561  $6,500,955
                   ========== =========== ==========  ========== ==========  ==========  ========  ========  =========  ==========

*  Indicates party in interest to the Plan.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

December 31, 1996
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund              Total
Identity of Issuer,        ---------------         ----------          ---------               -----
  Fund, or Borrower                  Current               Current           Current                    Current
-------------------      Cost        Value       Cost      Value     Cost    Value       Cost           Value
                         ----        -------     ----      -------   ----    -------     ----           -------

*VWR Scientific
 Products Common Stock
 625,094 shares                                                                          $ 7,124,635   $10,470,325

*Barclays Global Investors
 Daily Money Market Fund
 2,556,238 units                                 70,005     70,005                         2,556,238     2,556,238

*Barclays Global Investors
 Asset Allocation Fund
 318,027 units                                                                             4,868,727     6,840,754

*Barclays Global Investors
 Bond Index Fund
 66,973 units                                                                                868,639       982,500

*Barclays Global Investors
 S&P 500 Stock Fund
 234,946 units                                                                             4,608,561     6,500,955

*Barclays Global Investors
 U.S. Treasury
 Allocation Fund
 154,500 units           2,099,069   2,544,613                                             2,099,069     2,544,613

 Participant notes
  receivable
  bearing interest
  ranging from 7%
  to 10%                                                             1,256,663  1,256,663  1,256,663     1,256,663


                        -----------  ----------  --------  --------  ---------   -------- -----------   ----------
                         $2,099,069  $2,544,613  $ 70,005  $ 70,005 $1,256,663 $1,256,663 $23,382,532  $31,152,048
                         ==========  ==========  ========  ========  =========  ========= ===========   ==========

  * Indicates party in interest to the Plan

LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

  VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
  Year Ended December 31, 1996

                                                 Number     Cost
Description of           Number of  Purchase       of        of        Sale       Net
Assets                   Purchases  Price        Sales      Asset      Price      Gain
--------------           ---------  ---------    ------     -----     -------    ------


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
-------------------------------------------------------------------------
*VWR Scientific
  Products Corporation
  Common Stock             99     $2,343,283    108     $1,074,352   $1,469,636   $395,284

*Barclays Global Investors
  Asset Allocation Fund    92      1,491,639    117      1,037,553    1,408,416    370,863

*Barclays Global Investors
  S&P 500 Stock Fund      122      2,511,426     89        928,668    1,276,662    347,994

*Barclays Global Investors
 Daily Money Market Fund   92      1,814,766     94      1,151,727    1,151,727




There were no category (i), (ii), or (iv) reportable transactions during 1996.
------------------------------------------------------------------------------